Exhibit 99.B(d)(7)(ii)

January 1, 2010

Acadian Asset Management LLC

One Post Office Square, 20th Floor

Boston, MA 02109

Attention: Sarah Molloy

Dear Ms. Molloy:

Pursuant to Section 6 of the Sub-Advisory Agreement (the “Agreement”) dated March 1, 2005 between ING Investments, LLC and Acadian Asset Management LLC (“Acadian”), as amended, we hereby notify you of our intention to modify the sub-advisory fees payable to Acadian with respect to ING International SmallCap Multi-Manager Fund (the “Fund”), effective January 1, 2010, upon all of the terms and conditions set forth in the Agreement.

Upon your acceptance, the Agreement will be modified to give effect to the foregoing by amending Schedule A of the Agreement. The Amended Schedule A, which indicates the annual sub-advisory fee for the Fund, is attached hereto.

Please signify your acceptance to the modified sub-advisory fees, with respect to the Fund, by signing below.

Very sincerely,

/s/ Todd Modic
Todd Modic
Senior Vice President
ING Investments, LLC

ACCEPTED AND AGREED TO:

Acadian Asset Management LLC

By:	/s/ Mark Minichiello
Name:	Mark Minichiello
Title:	Chief Financial Officer, Duly Authorized

7337 E. Doubletree Ranch Rd. Scottsdale, AZ 85258-2034	Tel: 480-477-3000 Fax: 480-477-2700 www.ingfunds.com	ING Investments, LLC

AMENDED SCHEDULE A

with respect to the

SUB-ADVISORY AGREEMENT

between

ING INVESTMENTS, LLC

and

ACADIAN ASSET MANAGEMENT LLC

Series	Annual Sub-Adviser Fee
(as a percentage of average daily net assets)
ING International SmallCap Multi-Manager Fund	0.500% on the first $140 million 0.450% on next $860 million 0.425% in excess of $1 billion

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